Shinhan Financial Group’s Board of Directors resolved to suspend Mr. Sang Hoon Shin from his position as the Group’s Representative Director, President and CEO

On September 14, 2010, the Board of Directors of Shinhan Financial Group (the “Group”) held a meeting and, following careful deliberation, resolved to suspend Mr. Sang Hoon Shin from serving his current position as the Group’s Representative Director, President and Chief Executive Officer, effective as of the date of the board meeting. The Board further resolved that, immediately following such suspension, Mr. Eung Chan Ra, currently the Group’s Chairman and Representative Director, was to assume the role of President and Chief Executive Officer for the time being. Mr. Shin will remain as a member of the Group’s Board of Directors.